                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2007

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F. Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                 Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NEUROCHEM INC.

January 16, 2007


                                        By: /s/ David Skinner
                                            ------------------------------------
                                            David Skinner, Vice President,
                                            General Counsel and Corporate
                                            Secretary
kpmg

Reconciliation to United States Generally
Accepted Accounting Principles

NEUROCHEM INC.

Year ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005

Nine-month periods ended September 30, 2006 and 2005 (unaudited)

(KPMG LOGO)

                        KPMG LLP                        Telephone (514) 840-2100
                        CHARTERED ACCOUNTANTS           Fax       (514) 840-2187
                        600 de Maisonneuve Blvd. West   Internet  www.kpmg.ca
                        Suite 1500
                        Montreal Quebec H3A 03A

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Neurochem Inc.

Under date of February 8, 2006 (except as to note 22 (b), which is as of February 16, 2006), we reported on the consolidated balance sheets of Neurochem Inc. (the "Company") as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2005 and 2004, for the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the accompanying supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles". This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, for the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005.

(Signed) KPMG LLP

Chartered Accountants

Montreal, Canada
February 8, 2006

          KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

The audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, for the six-month period ended December 31, 2003 and for the period from inception (June 17, 1993) to December 2005 (the "2005 Consolidated Financial Statements"), as well as the unaudited interim financial statements as at September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005 (the "2006 Interim Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The following note, which should be read in conjunction with the 2005 Consolidated Financial Statements and the 2006 Interim Financial Statements, provides a reconciliation to generally accepted accounting principles as applied in the United States ("U.S. GAAP") and the additional disclosures required for the presentation of the financial statements in accordance with U.S. GAAP and SEC rules and regulations.

(a) Consolidated statements of operations:

     The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                             Nine-month     Nine-month                                 Six-month    Cumulative
                                            period ended   period ended   Year ended    Year ended   period ended      since
                                           September 30,  September 30,  December 31,  December 31,  December 31,  inception of
                                                2006           2005          2005          2004          2003       operations
                                           -------------  -------------  ------------  ------------  ------------  ------------
                                            (Unaudited)    (Unaudited)
Net loss in accordance
   with Canadian GAAP                       $   (56,028)   $   (56,738)  $   (72,366)  $   (52,399)  $   (16,773)   $(255,631)
Adjustments for:
      Stock-based compensation costs: (1)
         Canadian GAAP                            2,996          3,930         4,795         4,038            --       11,829
         U.S. GAAP                               (3,031)            --            --            (8)           (8)      (5,014)
      Long-term investment (2)                       --             --            --        (1,730)         (771)          --
      Sale leaseback (4)                           (447)            --          (201)           --            --         (648)
                                            -----------    -----------   -----------   -----------   -----------    ---------
Net loss in accordance with U.S. GAAP       $   (56,510)   $   (52,808)  $   (67,772)  $   (50,099)  $   (17,552)   $(249,464)
                                            ===========    ===========   ===========   ===========   ===========    =========
Loss per share under U.S. GAAP:
      Basic and diluted                     $     (1.46)   $     (1.54)  $     (1.93)  $     (1.66)  $     (0.65)
                                            ===========    ===========   ===========   ===========   ===========
Weighted average number of shares:
      Basic                                  38,589,402     34,288,153    35,104,342    30,156,194    26,813,836
      Diluted                                38,589,402     35,957,177    36,485,971    34,545,199    31,290,776
                                            ===========    ===========   ===========   ===========   ===========

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b) Consolidated Shareholders' Equity:

     A reconciliation of shareholders' equity items in accordance with Canadian GAAP with U.S. GAAP is as follows:

     (i) Share capital:

                                         September 30,   December 31,   December 31,
                                              2006           2005           2004
                                         -------------   ------------   ------------
                                          (Unaudited)
Share capital, Canadian GAAP               $270,793        $260,968       $175,855
Adjustments for:
   Stock-based compensation (1)                (943)           (943)          (435)
   Share issue costs (3)                    (16,482)        (16,482)       (11,527)
                                           --------        --------       --------
Share capital, U.S. GAAP                   $253,368        $243,543       $163,893
                                           ========        ========       ========

     (ii) Additional paid-in capital:

                                         September 30,   December 31,   December 31,
                                             2006            2005           2004
                                         -------------   ------------   ------------
                                          (Unaudited)
Additional paid-in capital,
   Canadian GAAP                           $ 12,920        $ 10,052       $ 5,765
Adjustments for:
   Stock-based compensation (1)
      Canadian GAAP - current reversed      (12,920)        (10,052)       (5,765)
      U.S. GAAP - current                     2,903              --             8
      Cumulative effect of prior years        1,709           1,709         1,701
                                           --------        --------       -------
Additional paid-in capital, U.S. GAAP      $  4,612        $  1,709       $ 1,709
                                           ========        ========       =======

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b) Consolidated Shareholders' Equity (continued):

     (iii) Deficit:

                                              September 30,   December 31,   December 31,
                                                   2006           2005           2004
                                              -------------   ------------   ------------
                                               (Unaudited)
Deficit, Canadian GAAP                          $(276,776)     $(220,748)     $(140,926)
Adjustments for:
   Stock-based compensation (1):
      Canadian GAAP - cumulative effect of
         prior years reversed                      10,995          6,200          2,162
      Canadian GAAP - current year reversed         2,996          4,795          4,038
      U.S. GAAP - current year                     (3,031)            --             (8)
      Cumulative effect of prior years             (1,709)        (1,709)        (1,701)
   Sale leaseback (4)                                (648)          (201)            --
                                                ---------      ---------      ---------
                                                    8,603          9,085          4,491
Long-term investment (2)                               --             --         (2,501)
Share issue expenses (3)                           16,482         16,482         11,527
                                                ---------      ---------      ---------
Deficit, U.S. GAAP                              $(251,691)     $(195,181)     $(127,409)
                                                =========      =========      =========

     (1) Stock-based compensation:

          Prior to January 1, 2006:

          Employees

          For U.S. GAAP purposes, the Company elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock.

          The Company recorded compensation expense of nil in 2005 (December 31, 2004 - $8) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

NEUROCHEM INC.

Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b)  Consolidated Shareholders' Equity (continued):

     (iii) Deficit (continued):

          (1)  Stock-based compensation (continued):

               Prior to January 1, 2006 (continued):

               Employees (continued)

               For Canadian GAAP purposes, the Company adopted the fair value method of accounting for stock options granted to employees effective January 1, 2004 (see note 3 (a) to the 2005 Consolidated Financial Statements).

          Fair-value method

          U.S. GAAP requires disclosure of the pro forma net loss using the fair value method of accounting for stock options granted to employees. The U.S. GAAP calculation presented hereafter considers options granted prior to the effective date of the Canadian GAAP requirements. If the fair value based accounting method under FAS 123 had been used to account for stock-based compensation costs relating to options issued to employees, the net loss and related loss per share figures under U.S. GAAP would have been as follows:

                                                                                            Cumulative
                                                                                              since
                                                                            Six-month      inception of
                                             Year ended     Year ended    period ended    operations to
                                            December 31,   December 31,    December 31,    December 31,
                                                2005           2004           2003             2005
                                            ------------   ------------   -------------   -------------
Reported net loss,
   U.S. GAAP                                  $(67,772)      $(50,099)      $(17,552)       $(192,954)
Add: Stock-based employee compensation
   expense determined under the intrinsic
   value method included in reported net
   earnings, net of related taxes of nil            --              8              8            1,983
Deduct: Total stock-based employee
   compensation expense determined
   under fair value based method for all
   awards, net of related taxes of nil          (1,681)        (1,701)        (1,744)          (8,946)
                                              --------       --------       --------        ---------
                                              $(69,453)      $(51,792)      $(19,288)       $(199,917)
                                              ========       ========       ========        =========

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b)  Consolidated Shareholders' Equity (continued):

     (1)  Stock-based compensation (continued):

          Fair-value method (continued)

                                                             Six-month
                              Year ended     Year ended    period ended
                             December 31,   December 31,   December 31,
                                 2005           2004           2003
                             ------------   ------------   ------------
Loss per share (U.S. GAAP)
Basic:
   As reported                  $(1.93)        $(1.66)        $(0.65)
   Pro forma                     (1.98)         (1.72)         (0.72)
Diluted:
   As reported                   (1.93)         (1.66)         (0.65)
   Pro forma                     (1.98)         (1.72)         (0.72)

The weighted average fair value of each option granted was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

                            Nine-month     Nine-month                                    Six-month
                           period ended   period ended    Year ended     Year ended     period ended
                          September 30,    September,    December 31,   December 31,    December 31,
                               2006           2005           2005           2004            2003
                          -------------   ------------   ------------   ------------   -------------
                           (Unaudited)     (Unaudited)
Risk-free interest rate       4.18%           3.86%          3.86%          3.82%          4.30%
Expected volatility             60%             58%            58%            43%            36%
Expected life in years           7               7              7              7              7
Expected dividend yield        nil             nil            nil            nil            nil

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b)  Consolidated Shareholders' Equity (continued):

     (1)  Stock-based compensation (continued):

          The following table summarizes the weighted average grant date fair value per share for options granted:

                                                 Weighted
                                                  average
                                                grant date
                                    Number of   fair value
                                     options     per share
                                    ---------   ----------
Periods ended:
   September 30, 2006 (unaudited)    402,000      $10.46
   September 30, 2005 (unaudited)    311,000       12.78
   December 31, 2005                 318,500       12.77
   December 31, 2004                 797,000       12.83
   December 31, 2003                 342,000        9.93

          Effective January 1, 2006

          For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R ("SFAS 123R"), Share-based Payment, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Company adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date. Previously, the Company elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b)  Consolidated Shareholders' Equity (continued):

     (1)  Stock-based compensation (continued):

          Effective January 1, 2006 (continued)

          Additional disclosures for the nine-month period ended September 30, 2006 required under SFAS 123R are as follows:

                                     Options outstanding                  Non-vested options
                        ---------------------------------------------   ----------------------
                                    Weighted    Weighted                             Weighted
                                     average     average    Aggregate                 average
                                    exercise    years to    intrinsic               grant date
                          Number      price    expiration     value       Number    fair value
                        ---------   --------   ----------   ---------   ---------   ----------
Outstanding,
   December 31, 2005    2,309,958    $16.78        7.6                  1,138,287     $10.75
Cancelled or expired      (22,635)    16.96        8.2                    (21,468)      9.19
Exercised                 (69,866)     4.64        5.6                     (9,613)      2.70
Granted                   402,000     16.53        9.5                    402,000      10.46
Vested                         --        --         --                   (256,373)      9.96
                        ---------    ------        ---                  ---------     ------
Outstanding,
   September 30, 2006   2,619,457    $17.06        7.2        $9,063    1,252,833     $10.91
                        =========    ======        ===        ======    =========     ======
Options exercisable     1,366,624    $14.94        6.4        $7,626          N/A     $  N/A
                        =========    ======        ===        ======    =========     ======

          The Company has a policy of issuing new shares to satisfy share option exercises.

          The aggregate intrinsic value represents the pre-tax intrinsic value based on the Company's closing stock price at September 30, 2006 of $20.52, which would have been received by option holders had they exercised their options at that date.

          At September 30, 2006, the unrecognized compensation costs related to non-vested options were $12,302 and the remaining weighted average recognition period was 3.3 years.

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b)  Consolidated Shareholders' Equity (continued):

     (2)  Long-term investment:

          For U.S. GAAP purposes, the Company's long-term investment was considered a variable interest entity (VIE) as defined in FIN46R, Consolidation of Variable Interest Entities, as of January 1, 2004. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected returns if they occur, or both. For Canadian GAAP, similar guidance was adopted January 1, 2005.

     (3)  Share issue costs:

          For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

     (4)  Sale-leaseback:

          For Canadian GAAP purposes, the Company recorded the sale of facilities in November 2005 which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under U.S. GAAP, the Company's option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in U.S. GAAP. The sale proceeds are recognized as a liability and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments, exclusive of an interest portion recognized under the interest method, decrease the liability over the term.

          Under U.S. GAAP, the following additional disclosures, related to property and equipment and long-term debt, are required:

                    September 30, 2006
           -----------------------------------
                      Accumulated    Net book
             Cost    depreciation      value
           -------   ------------   ----------
                                    (Unaudited)
Land       $ 1,646      $   --        $1,646
Building     9,493       1,261         8,232
           -------      ------        ------
           $11,139      $1,261        $9,878
           =======      ======        ======

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(b)  Consolidated Shareholders' Equity (continued):

      (4)  Sale-leaseback (continued):

                   December 31, 2005
           ---------------------------------
                      Accumulated   Net book
             Cost    depreciation     value
           -------   ------------   --------
Land       $ 1,646       $ --        $ 1,646
Building     9,493        823          8,670
           -------       ----        -------
           $11,139       $823        $10,316
           =======       ====        =======

                                       September 30,   December 31,
                                            2006           2005
                                       -------------   ------------
                                        (Unaudited)
Finance obligation, bearing interest
   at 5.4% per annum, repayable in
   equal monthly instalments of
   principal interest of $213, with
   scheduled annual increases of
   2.5% in this amount in December
   2006 and the next four years
   thereafter, followed by an annual
   increase of 3% in December 2009
   and each of the 10 years
   thereafter                             $31,253         $31,901
Less current portion                          878             876
                                          -------         -------
                                          $30,375         $31,025
                                          =======         =======

Scheduled future repayments of the finance obligation as at December 31, 2005 in the next five years are as follows:

2006         $   876
2007             990
2008           1,112
2009           1,242
2010           1,384
Thereafter    26,297
             -------
             $31,901
             =======

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(c)  Consolidated comprehensive income:

     FAS 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities. There were no adjustments to the net loss, U.S. GAAP, required to reconcile to the comprehensive loss.

(d)  Other disclosures required by U.S. GAAP:

     (i)  Debt and equity investments:

          In accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's marketable securities are classified as held-to-maturity and the amortized cost, gross unrealized holding gains, unrealized holding losses and fair value by security-type were as follows:

          At December 31, 2005

                                  Gross        Gross
                               unrealized   unrealized
                   Amortized     holding      holding      Fair
                      cost        gains       losses      value
                   ---------   ----------   ----------   -------
Commercial paper    $63,709        $--         $(23)     $63,686
                    =======        ===         ====      =======

          At December 31, 2004

                                  Gross        Gross
                               unrealized   unrealized
                   Amortized     holding      holding      Fair
                      cost        gains       losses      value
                   ---------   ----------   ----------   -------
Commercial paper    $21,966        $--         $(2)      $21,964
                    =======        ===         ===       =======

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d)  Debt and equity investments (continued):

     (ii) Supplementary information:

          Under U.S. GAAP and SEC rules, separate disclosure is required for the following statement of operations item reported under Canadian GAAP. There is no similar requirement under Canadian GAAP.

                   Nine-month      Nine-month                                    Six-month
                  period ended    period ended    Year ended     Year ended    period ended
                 September 30,   September 30,   December 31,   December 31,    December 31,
                      2006            2005           2005           2004            2003
                 -------------   -------------   ------------   ------------   -------------
                  (Unaudited)     (Unaudited)
Rental expense       $2,525           $143           $594           $553            $343
                     ======           ====           ====           ====            ====

          Under U.S. GAAP, separate disclosure is required of the accounting policy for legal costs expected to be incurred in connection with a SFAS 5, Accounting for Contingencies, loss contingency. The Company expenses these costs as incurred.

     (iii) Classification of stock-based compensation:

          Under U.S. GAAP, the total stock-based compensation cost reported under Canadian GAAP as a separate line item would be reclassified to the following captions under U.S. GAAP:

                               Nine-month      Nine-month
                              period ended    period ended    Year ended     Year ended
                             September 30,   September 30,   December, 31   December 31,
                                  2006            2005           2005           2004
                             -------------   -------------   ------------   ------------
                              (Unaudited)     (Unaudited)
Research and development         $  615          $  459         $  619         $  272
General and administrative        2,381           3,471          4,176          3,766
                                 ------          ------         ------         ------
                                 $2,996          $3,930         $4,795         $4,038
                                 ======          ======         ======         ======

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d)  Other disclosures required by U.S. GAAP (continued):

     (iv) Development stage company:

          The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

          The statement of shareholders' equity since date of inception under U.S. GAAP is presented below:


                                        Common shares       Class A shares       1st Preference        Special shares
                                     -------------------   ----------------   -------------------   -------------------
                                       Number    Dollars   Number   Dollars     Number    Dollars    Number     Dollars
                                     ---------   -------   ------   -------   ---------   -------   ---------   -------
Period ended October 14, 1994:
   Shares issued
      for cash                         850,000      --      --         --       400,000      546           --       --
   Net loss                                                                                                         --
                                     ---------     ---     ---        ---     ---------    -----    ---------   ------
   Balance, October 14, 1994           850,000      --      --         --       400,000      546           --
Period ended September 30, 1995:
   Shares issued
      for cash                              --      --      --         --       600,000      811           --       --
   Net loss
                                     ---------     ---     ---        ---     ---------    -----    ---------   ------
   Balance, September 30, 1995         850,000      --      --         --     1,000,000    1,357           --       --
Year ended September 30, 1996:
   Shares issued
      for cash                              --      --      --         --            --       --    5,595,001   10,071
   Shares issued
      for services                     275,076      41      --         --            --       --           --       --
   Share issue costs                        --      --      --         --            --       --           --     (217)
   Net loss
                                     ---------     ---     ---        ---     ---------    -----    ---------   ------
   Balance, September 30, 1996       1,125,076      41      --         --     1,000,000    1,357    5,595,001    9,854

                                     Additional                 Total
                                       paid-in              shareholders'
                                       capital    Deficit       equity
                                     ----------   -------   -------------
Period ended October 14, 1994:
   Shares issued
      for cash                           $--      $    --      $   546
   Net loss                                          (551)        (551)
                                         ---      -------      -------
   Balance, October 14, 1994              --         (551)          (5)
Period ended September 30, 1995:
   Shares issued
      for cash                            --           --          811
   Net loss                                        (1,787)      (1,787)
                                         ---      -------      -------
   Balance, September 30, 1995            --       (2,338)        (981)
Year ended September 30, 1996:
   Shares issued
      for cash                            --           --       10,071
   Shares issued
      for services                        --           --           41
   Share issue costs                      --           --         (217)
   Net loss                                        (2,169)      (2,169)
                                         ---      -------      -------
   Balance, September 30, 1996            --       (4,507)       6,745

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

Year ended September 30, 1997:
   Net loss
                                     ---------     ---     ---        ---     ---------    -----    ---------   ------
   Balance, September 30, 1997       1,125,076      41      --         --     1,000,000    1,357    5,595,001    9,854

Year ended September 30, 1997:
   Net loss                                    (2,391)   (2,391)
                                         ---   ------    ------
   Balance, September 30, 1997            --   (6,898)    4,354

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d)  Other disclosures required by U.S. GAAP (continued):

     (iv) Development stage company (continued):

          The statement of shareholders' equity since date of inception under U.S. GAAP is presented below (continued):



                                        Common shares         Class A shares        1st Preference         Special shares
                                     -------------------   -------------------   --------------------   --------------------
                                       Number    Dollars     Number    Dollars     Number     Dollars     Number     Dollars
                                     ---------   -------   ---------   -------   ----------   -------   ----------   -------
Balance, September 30, 1997
   brought forward                   1,125,076       41           --       --     1,000,000    1,357     5,595,001     9,854
Year ended September 30, 1998:
   Conversion into
      Class A shares                        --       --    6,595,001   11,211    (1,000,000)  (1,357)   (5,595,001)   (9,854)
   Shares issued
      for cash                              --       --    3,138,770   10,201            --       --            --        --
   Exercise of options                   5,500        2           --       --            --       --            --        --
   Share issue costs                        --       --           --     (550)           --       --            --        --
   Net loss                                 --       --           --       --            --       --            --        --
                                     ---------      ---    ---------   -------   ----------    -----     ---------     -----
   Balance, September 30, 1998       1,130,576       43    9,733,771   20,862            --       --            --        --
Period ended June 30, 1999:
   Shares issued
      for cash                              --       --    1,483,224    5,562            --       --            --        --
   Exercise of options                  29,314       11           --       --            --       --            --        --
   Share issue costs                        --       --           --     (106)           --       --            --        --
   Net loss                                 --       --           --       --            --       --            --        --
                                     ---------      ---    ---------   -------   ----------    -----     ---------     -----
   Balance, June 30, 1999            1,159,890       54   11,216,995   26,318            --       --            --        --

                                     Additional                  Total
                                       paid-in               shareholders'
                                       capital     Deficit       equity
                                     ----------   --------   -------------
Balance, September 30, 1997
   brought forward                      $ --      $ (6,898)     $ 4,354
Year ended September 30, 1998:
   Conversion into
      Class A shares                      --            --           --
   Shares issued
      for cash                            --            --       10,201
   Exercise of options                    --            --            2
   Share issue costs                      --            --         (550)
   Net loss                              602        (6,824)      (6,222)
                                        ----      --------      -------
   Balance, September 30, 1998           602       (13,722)       7,785
Period ended June 30, 1999:
   Shares issued
      for cash                            --            --        5,562
   Exercise of options                    --            --           11
   Share issue costs                      --            --         (106)
   Net loss                              303        (3,887)      (3,584)
                                        ----      --------      -------
   Balance, June 30, 1999                905       (17,609)       9,668

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d)  Other disclosures required by U.S. GAAP (continued):

     (iv) Development stage company (continued):

          The statement of shareholders' equity since date of inception under U.S. GAAP is presented below (continued):

                                         Common shares           Class A shares        1st Preference     Special shares
                                     --------------------   -----------------------   ----------------   ----------------
                                       Number     Dollars      Number       Dollars   Number   Dollars   Number   Dollars
                                     ----------   -------   ------------   --------   ------   -------   ------   -------
Balance, June 30, 1999 brought
   forward                            1,159,890        54     11,216,995     26,318      --       --       --        --
Year ended June 30, 2000:
      Shares issued for cash            180,723       750         63,442        238      --       --       --        --
      Exercise of options                12,177         4             --         --      --       --       --        --
      Exercise of warrants                   --        --        111,467        362      --       --       --        --
      Conversion of Class A shares   11,391,904    26,918    (11,391,904)   (26,918)     --       --       --        --
      Initial public offering         3,878,787    32,000             --         --      --       --       --        --
      Share issue costs                      --    (2,739)            --         --      --       --       --        --
      Net loss                               --        --             --         --      --       --       --        --
                                     ----------    ------    -----------    -------     ---      ---      ---       ---
      Balance June 30, 2000          16,623,481    56,987             --         --      --       --       --        --
Year ended June 30, 2001:
      Exercise of over-allotment
         option                         581,818     4,800             --         --      --       --       --        --
      Shares issued for cash            321,035     3,807             --         --      --       --       --        --
      Exercise of options               435,438       205             --         --      --       --       --        --
      Exercise of warrants               34,447        79             --         --      --       --       --        --
      Share issue expenses                   --      (565)            --         --      --       --       --        --
      Net loss                               --        --             --         --      --       --       --        --
                                     ----------    ------    -----------    -------     ---      ---      ---       ---
      Balance, June 30, 2001         17,996,219    65,313             --         --      --       --       --        --

                                     Additional                    Total
                                       paid-in                 shareholders'
                                       capital      Deficit        equity
                                     ----------   ----------   -------------
Balance, June 30, 1999 brought
   forward                            $  905       $(17,609)      $  9,668
Year ended June 30, 2000:
      Shares issued for cash              --             --            988
      Exercise of options                 --             --              4
      Exercise of warrants                --             --            362
      Conversion of Class A shares        --             --             --
      Initial public offering             --             --         32,000
      Share issue costs                   --             --         (2,739)
      Net loss                           334         (5,915)        (5,581)
                                       -----       --------       --------
      Balance June 30, 2000            1,239        (23,524)        34,702
Year ended June 30, 2001:
      Exercise of over-allotment
         option                           --             --          4,800
      Shares issued for cash              --             --          3,807
      Exercise of options                 --             --            205
      Exercise of warrants                --             --             79
      Share issue expenses                --             --           (565)
      Net loss                           260         (2,947)        (2,687)
                                       -----       --------       --------
      Balance, June 30, 2001           1,499        (26,471)        40,341

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d)  Other disclosures required by U.S. GAAP (continued):

     (iv) Development stage company (continued):

          The statement of shareholders' equity since date of inception under U.S. GAAP is presented below (continued):

                                         Common shares       Class A shares     1st Preference     Special shares
                                     --------------------   ----------------   ----------------   ----------------
                                       Number     Dollars   Number   Dollars   Number   Dollars   Number   Dollars
                                     ----------   -------   ------   -------   ------   -------   ------   -------
Balance, June 30, 2001 brought
   forward                           17,996,219   65,313       --       --       --        --        --       --
Year ended June 30, 2002:
      Exercise of options                32,125       11       --       --       --        --        --       --
      Net loss                               --       --       --       --       --        --        --       --
                                     ----------   ------      ---      ---      ---       ---       ---      ---
      Balance, June 30, 2002         18,028,344   65,324       --       --       --        --        --       --
Year ended June 30, 2003:
      Shares issued for cash          4,000,000   15,148       --       --       --        --        --       --
      Exercise of warrants              836,644    1,904       --       --       --        --        --       --
      Exercise of options               618,036      929       --       --       --        --        --       --
      Share issue costs                      --     (537)      --       --       --        --        --       --
      Net loss                               --       --       --       --       --        --        --       --
                                     ----------   ------      ---      ---      ---       ---       ---      ---
      Balance, June 30, 2003         23,483,024   82,768       --       --       --        --        --       --

                                     Additional                   Total
                                       paid-in                shareholders'
                                       capital     Deficit        equity
                                     ----------   ---------   -------------
Balance, June 30, 2001 brought
   forward                             $1,499     $(26,471)     $ 40,341
Year ended June 30, 2002:
      Exercise of options                   --          --            11
      Net loss                             111     (13,586)      (13,475)
                                       -------    --------      --------
      Balance, June 30, 2002             1,610     (40,057)       26,877
Year ended June 30, 2003:
      Shares issued for cash                --          --        15,148
      Exercise of warrants                  --          --         1,904
      Exercise of options                   --          --           929
      Share issue costs                     --          --          (537)
      Net loss                              83     (19,701)      (19,618)
                                       -------    --------      --------
      Balance, June 30, 2003             1,693     (59,758)       24,703

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d)  Other disclosures required by U.S. GAAP (continued):

     (iv) Development stage company (continued):

          The statement of shareholders' equity since date of inception under U.S. GAAP is presented below (continued):


                                         Common shares       Class A shares     1st Preference     Special shares
                                     --------------------   ----------------   ----------------   ----------------
                                       Number     Dollars   Number   Dollars   Number   Dollars   Number   Dollars
                                     ----------   -------   ------   -------   ------   -------   ------   -------
Balance, June 30, 2003 brought
   forward                           23,483,024    82,768      --       --        --       --        --       --
Six months ended
   December 31, 2003:
      Shares issued for cash          5,750,000    84,956      --       --        --       --        --       --
      Exercise of warrants              106,785       192      --       --        --       --        --       --
      Exercise of options               435,318     1,300      --       --        --       --        --       --
      Share issue costs                      --    (6,813)     --       --        --       --        --       --
      Net loss                               --        --      --       --        --       --        --       --
                                     ----------   -------     ---      ---       ---      ---       ---      ---
      Balance December 31, 2003      29,775,127   162,403      --       --        --       --        --       --
Year ended December 31, 2004:
      Exercise of options               545,292     1,490      --       --        --       --        --       --
      Net loss                               --        --      --       --        --       --        --       --
                                     ----------   -------     ---      ---       ---      ---       ---      ---
      Balance, December 31, 2004     30,320,419   163,893      --       --        --       --        --       --


                                     Additional                   Total
                                       paid-in                shareholders'
                                       capital     Deficit        equity
                                     ----------   ---------   -------------
Balance, June 30, 2003 brought
   forward                             $1,693     $ (59,758)    $ 24,703
Six months ended
   December 31, 2003:
      Shares issued for cash               --            --       84,956
      Exercise of warrants                 --            --          192
      Exercise of options                  --            --        1,300
      Share issue costs                    --            --       (6,813)
      Net loss                              8       (17,552)     (17,544)
                                       ------     ---------     --------
      Balance December 31, 2003         1,701       (77,310)      86,794
Year ended December 31, 2004:
      Exercise of options                  --            --        1,490
      Net loss                              8       (50,099)     (50,091)
                                       ------     ---------     --------
      Balance, December 31, 2004        1,709      (127,409)      38,193

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d) Other disclosures required by U.S. GAAP (continued):

     (iv) Development stage company (continued):

          The statement of shareholders' equity since date of inception under U.S. GAAP is presented below (continued):

                                         Common shares       Class A shares     1st Preference     Special shares
                                     --------------------   ----------------   ----------------   ----------------
                                       Number     Dollars   Number   Dollars   Number   Dollars   Number   Dollars
                                     ----------   -------   ------   -------   ------   -------   ------   -------
Balance, December 31, 2004
   brought forward                   30,320,419   163,893      --       --        --       --        --       --
Year ended December 31,
   2005
      Shares issued for cash          4,000,000    74,495      --       --        --       --        --       --
      Exercise of warrant             2,800,000     8,764      --       --        --       --        --       --
      Exercise of options               300,660     1,346      --       --        --       --        --       --
      Share issue costs                      --    (4,955)     --       --        --       --        --       --
      Net loss                               --        --      --       --        --       --        --       --
                                     ----------   -------     ---      ---       ---      ---       ---      ---
      Balance, December 31, 2005     37,421,079   243,543      --       --        --       --        --       --
Nine months ended
   September 30, 2006
      Shares issued for cash             69,866       453      --       --        --       --        --       --
      Exercise of a warrant           1,200,000     9,372      --       --        --       --        --       --
      Net loss                               --        --      --       --        --       --        --       --
                                     ----------   -------     ---      ---       ---      ---       ---      ---
Balance, September 30, 2006
   (unaudited)                       38,690,945   253,368      --       --        --       --        --       --
                                     ==========   =======     ===      ===       ===      ===       ===      ===

                                     Additional                   Total
                                       paid-in                shareholders'
                                       capital     Deficit       equity
                                     ----------   ---------   -------------
Balance, December 31, 2004
   brought forward                     $1,709     $(127,409)    $ 38,193
Year ended December 31,
   2005
      Shares issued for cash               --            --       74,495
      Exercise of warrant                  --            --        8,764
      Exercise of options                  --            --        1,346
      Share issue costs                    --            --       (4,955)
      Net loss                             --       (67,772)     (67,772)
                                       ------     ---------     --------
      Balance, December 31, 2005        1,709      (195,181)      50,071
Nine months ended
   September 30, 2006
      Shares issued for cash               --            --          453
      Exercise of a warrant                --            --        9,372
      Net loss                          2,903       (56,510)     (53,607)
                                       ------     ---------     --------
Balance, September 30, 2006
   (unaudited)                         $4,612     $(251,691)    $  6,289
                                       ======     =========     ========

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d) Other disclosures required by U.S. GAAP (continued):

     (v) Recent accounting pronouncements:

          Non-monetary transactions:

          In June 2005, the CICA issued Section 3831, Non-Monetary Transactions, which introduces new requirements for non-monetary transactions entered into on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. As this standard is to be implemented for non-monetary transactions entered into on or after January 1, 2006, the impact of adoption of this standard will depend upon future non-monetary transactions.

          Financial instruments:

          On January 1, 2007, the Company will adopt CICA Handbook section 1530, Comprehensive income, CICA Handbook section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook section 3865, Hedges. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.

          Share-based payment:

          In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("FAS 123R"), which requires an entity to recognize in the income statement the grant date fair value of stock options and other equity-based compensation issued to employees. FAS 123R eliminates an entity's ability to account for share-based compensation transactions using the intrinsic method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement of Financial Accounting Standards No. 123 ("FAS 123"), as originally issued. Entities that adopt the fair value-based method of accounting must use either the modified prospective or modified retrospective transition method. FAS 123R is similar to Section 3870 of the CICA Handbook (see note 3 (a) to the 2005 Consolidated Financial Statements), but is not required to be adopted by the Company, under U.S. GAAP, until January 1, 2006. See paragraph (b)(i), "Stock-based compensation - effective January 1, 2006".

NEUROCHEM INC.
Reconciliation to United States Generally Accepted Accounting Principles, Continued

Years ended December 31, 2005 and 2004, six-month period ended December 31, 2003, and period from inception (June 17, 1993) to December 31, 2005 Nine-month periods ended September 30, 2006 and 2005 (unaudited)
(In thousands of dollars, except share and per share data)

(d) Other disclosures required by U.S. GAAP (continued):

     (v) Recent accounting pronouncements (continued):

          Accounting for uncertainty in income taxes:

          In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operation.

          In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.


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